Aaron K. Briggs
Partner
T: +1 415.393.8297
M: +1 213.393.9314 abriggs@gibsondunn.com

September 3, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Biora Therapeutics, Inc.

SEC File No. 001-39334

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-6(d) promulgated under the Securities Exchange Act of 1934, as amended, please be advised that Biora Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2024, the Company’s Preliminary Proxy Statement on Schedule 14A and proxy card in connection with the Company’s Special Meeting of Stockholders. The Company currently intends to file the Definitive Proxy Statement with the Commission on or about September 16, 2024.

If you have any questions or comments concerning the materials being transmitted herewith, please contact me at (415) 393-8297 or ABriggs@gibsondunn.com.

Sincerely,

/s/ Aaron K. Briggs
Aaron K. Briggs
Partner
Gibson, Dunn & Crutcher LLP

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600 | San Francisco, CA 94111-3715 | T: 415.393.8200 | F: 415.393.8306 | gibsondunn.com